
10031991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladstone Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Oak Drive
(No. and Street)

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Geske - 203-570-7950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Geske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladstone Securities LLC, as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO/President

Title

KENNETH REED
NOTARY PUBLIC
My Commission Expires 11/30/2013
State of Connecticut
County of Fairfield



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
AUG 30 2010
WASH. D.C.

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Financial Statements and Supplementary Information

As of and for the Six-Months Ended June 30, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors and Member of Gladstone Securities, LLC:

In our opinion, the accompanying statements of financial condition and related statements of operations, member's equity and cash flows present fairly, in all material respects, the financial position of Gladstone Securities, LLC (the "Company") at June 30, 2010, and the results of its operations and cash flows for the six-months then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

The Company is a subsidiary of Gladstone Holding Corporation ("the Parent") which is a wholly owned subsidiary of Gladstone Management Corporation. As disclosed in Note 6 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

August 27, 2010

Gladstone Securities, LLC
(Formerly known as Circadian Partners, LLC – see note 1)
Statement of Financial Condition
As of June 30, 2010

Assets		
Current assets		
Cash and cash equivalents	$	144,350
Prepaid expenses		3,738
Total current assets		148,088
Intangible assets - net of accumulated amortization of $6,576		103,842
Total assets	$	251,930
Liabilities and Member's Equity		
Current liabilities		
Accounts payable and accrued expenses	$	56,875
Due to affiliate		4,486
Total liabilities		61,361
Commitments and contingencies (Note 5)		
Member's equity		
Member's equity		190,569
Total member's equity		190,569
Total liabilities and member's equity	$	251,930

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Statement of Operations

For the Six Months Ended June 30, 2010

Revenues	
Fee income	$ -
Reimbursed expenses	-
Total revenues	-
Expenses	
Salaries and employee benefits	199,506
Professional services	100,361
Taxes and licenses	15,944
Telecommunications	3,527
Office expenses	4,649
Rent	1,395
Travel and meals	2,307
Conferences	3,129
Other operating expenses	1,598
Total expenses	332,416
Net loss	$ (332,416)

Gladstone Securities, LLC
(Formerly known as Circadian Partners, LLC – see note 1)
Statement of Member's Equity
For the Six Months Ended June 30, 2010

	Member's Equity
Balance, December 31, 2009	$ 132,580
Contributions from member	390,405
Distributions to member	-
Net loss	(332,416)
Balance, June 30, 2010	$ 190,569

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
(Formerly known as Circadian Partners, LLC – see note 1)
Statement of Cash Flows
For the Six Months Ended June 30, 2010

Cash flow from operating activities	
Net loss	$ (332,416)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization and depreciation	6,576
Decrease in prepaid assets	11,663
Increase in accounts payable and accrued expenses	56,875
Increase in due to affiliate	4,486
Net cash used in operating activities	(252,816)
Cash flow from financing activities	
Contributions from members	390,405
Net cash used in financing activities	390,405
Net increase in cash and cash equivalents	137,589
Cash and cash equivalents, beginning of period	6,761
Cash and cash equivalents, end of period	$ 144,350

The accompanying notes are an integral part of these financial statements.

1. Organization

Circadian Partners, LLC ("Circadian") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. Circadian provides consulting, advisory and private placement services to alternative asset investment managers.

Circadian filed an application for registration as a limited purpose broker dealer under Section l5(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Board ("FINRA") to transfer 100% ownership of Circadian Partners LLC to Gladstone Management Corporation ("GMC") for a price of $65,000. Subsequent to FINRA approval of the purchase, Circadian became known as Gladstone Securities, LLC ("the Company"). Gladstone Holding Corporation ("the Parent") was created January 1, 2010 and ownership of the company was transferred on that date.

The Company was capitalized on December 4, 2009 by a $7,500 contribution from the Parent. The Company is generally dependent upon capital contributions from the Parent to fund operating activities.

On June 22, 2010, FINRA approved the Company's request to change its fiscal year-end from December 31 to June 30 and to file a short-year for fiscal year 2010.

The Company is registered with the Securities and Exchange Commission and FINRA, and intends to provide distribution services for affiliated companies of the Parent, which are advised by GMC.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Method of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2010 were held in the custody

of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution. The Company maintains its own cash account, which is periodically funded with capital contributions from the Parent.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions.

Intangible Assets

Intangible assets consist of the purchase price for the license, as well as regulatory fees. There are indefinite life assets in the amount of $97,266, which are tested for impairment on a quarterly basis. No impairment was taken for the six months ended June 30, 2010. In addition, there are definite life assets in the amount of $13,152 which are amortized, and $6,576 of amortization was taken for the six months ended June 30, 2010. Amortization expense is shown under 'Taxes and Licenses" on the Statement of Operations.

Income Taxes

The accompanying financial statements contain no provision for federal and state income taxes. In accordance with the Internal Revenue Code and the Company's operating agreement, all Federal and state income tax liabilities and/or tax are passed through to the equity member. The Company's tax return and the amount of allocable Company profits or losses are subject to examination by federal and state taxing authorities. If such changes result in changes to the Company profits and losses, the tax liability of the member could be changed accordingly.

3. Customer Transactions

The Company did not maintain any customer accounts during the six months ended June 30, 2010. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company plans to limit its activities to the management of certain alliance relationships of the Parent.

The Company did not perform any customer securities transactions during the six months ended June 30, 2010.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

At June 30, 2010, the company had net capital of $82,989, which was $77,989 in excess of its required capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2010 was 73.9%.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies at June 30, 2010.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration ("Administration"). GMC and Administration, per an Expense Sharing Agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company, based on employee hourly activity. During the six months ended June 30, 2010, the Company reimbursed GMC and Admin $2,456 and $21,004, respectively, for various overhead and personnel expenses, which are recorded on the Statement of Operations.

7. Subsequent Events

Subsequent events have been evaluated through August 27, 2010, the issuance date of the financial statements. There were no subsequent events requiring disclosure during the period then ended.

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2010 **Schedule I**

Total aggregated indebtedness	$	61,361
Computation of Net Capital:		
Member's equity	$	190,569
Non-allowable assets:		
Prepaid expenses		(3,738)
Organizational expenses		(103,842)
Net capital	$	82,989
Ratio of aggregated indebtedness to net capital:		73.9%
Computation of basis net capital requirement:		
Minimum net capital required (6.67% of aggregate indebtedness)	$	4,093
Minimum dollar net capital required for introducing broker dealer	$	5,000
Net capital required	$	5,000
Excess net capital	$	77,989

There are no material differences between the above calculation and the calculation as included in the Company's FOCUS reports as of June 30, 2010.

Gladstone Securities, LLC
(Formerly known as Circadian Partners, LLC – see note 1)
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2010 **Schedule II**

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Member of Gladstone Securities, LLC:

In planning and performing our audit of the financial statements of Gladstone Securities, LLC (the "Company") as of and for the six-months ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

PRICEWATERHOUSECOOPERS

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 27, 2010